

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2018

Via E-mail
Ian Chan
Chief Executive Officer
Abpro Corporation
68 Cummings Park Drive
Woburn, MA 01801

  Re: **Abpro Corporation**
    Draft Registration Statement on Form S-1
    Submitted December 22, 2017
    CIK No. 0001670356

Dear Mr. Chan:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our Collaborations, page 105

2. Please describe the material terms of your collaboration and license agreements, such as aggregate milestones and range of royalty payments. Alternatively, tell us why this disclosure is not material to investors.

Exhibits, page II-4

3.   We note your description of your license and joint research and development agreements starting on page 106. Please file these agreements as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.

4.   Please file your lock-up agreement as an exhibit.

Undertakings, page II-5

5.   Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

        Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Daniel I. Goldberg
         Cooley LLP